Exhibit 12.1
Sandy Spring Bancorp, Inc.
Computation of Consolidated Ratio of Earnings to
Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Nine Months Ended September 30,	Year Ended December 31,
	2008	2007	2006	2005	2004	2003
Interest Expense on Deposits	$32,930	$59,916	$39,334	$21,482	$13,059	$13,675
All Other Interest Expense	14,583	18,128	20,867	13,860	22,957	24,858
Total Fixed Charges	47,513	78,044	60,201	35,342	36,016	38,533

Income Before Taxes	26,798	45,233	45,760	45,293	12,688	41,545
Add: Fixed Charges	47,513	78,044	60,201	35,342	36,016	38,533
Income before taxes and fixed charges	74,311	123,277	105,961	80,635	48,704	80,078

Ratio of Earnings to Fixed Charges:
Excluding Interest on Deposits	2.84	3.50	3.19	4.27	1.55	2.67
Including Interest on Deposits	1.56	1.58	1.76	2.28	1.35	2.08